August 6, 2015

Roger Schwall

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:

Jayhawk Energy, Inc.

Amendment No.1 to Form 10-K for Fiscal Year Ended

September 30, 2014

Filed June 2, 2015

File No. 000-53311

Dear Mr. Schwall,

This letter is in response to your comment letter (the “Comment Letter”) dated July 9, 2015 with regard to the Form 10-K and Form 10-Q referenced above of Jayhawk Energy, Inc., a Colorado corporation (“Jayhawk Energy” or the “Company”).

The Company responses are keyed to the items in your comment letter of July 9, 2015.

Amendment No 1 to Form 10K for Fiscal Year Ended September 30, 2014

Security Ownership of Certain Beneficial Owners and Management and Related Party Matters

1.

The Company acknowledges certain deficiencies in the Form 10K-A relative to disclosure of Certain Beneficial Ownership and Management and Related Party Matters.  In lieu of filing another Form 10K-A for the period ended September 30, 2014, the Company respectfully requests the Commission’s consideration in foregoing additional amendments for the period ended September 30, 2014 and would instead request consideration that all related beneficial ownership disclosures be in compliance and included in the subsequent Form 10-Q filing for the period ended June 30, 2015.

For purposes of discussion, the Company has provided an attached Exhibit to illustrate the ‘form of” table and associated disclosure based on the beneficial ownership as of September 30, 2014.  The Company has presented a similar table and associated disclosure based on beneficial ownership at June 30, 2015 in the Proxy Schedule 14A filed July 31, 2015 upon the Commission’s approval of the aforementioned request.

The Company has also provided with this correspondence a Table of Beneficial Ownership as of June 30, 2015 as disclosed in the Company’s Schedule 14A filed July 31, 2015.  Please note the decrease in beneficial ownership of Lindsay Gorrill and deletion of Alpha Capital Anstalt as a beneficial owner.  The associated debt securities for both Mr. Gorrill and Alpha Capital Anstalt, et. al. were acquired by Vast Exploration LLC on or about April 17, 2015 and are reflected in Vast Exploration LLC’s beneficial ownership total as of June 30, 2015.

Exhibits

2.

The Company acknowledges deficiencies in the Form 10K-A relative to certain executed debenture documents.  The Company respectfully requests the Commission’s consideration in foregoing additional amendments for the period ended September 30, 2014 and would instead request consideration that related executed debenture documents be included as Exhibits for the subsequent Form 10-Q for the period ended June 30, 2015.  The Company will rely on Item 601 Reg SK Instruction #2 and will provide a table of omitted debenture holders whose executed documents are materially the same as the executed debentures for Alpha Capital Anstalt.

The Company originally filed forms of the transaction(s) documents which differed only from the executed versions by omission of the names of the respective purchasers and the principal amount for each debenture purchaser.  All other terms contained in the forms of transaction were the same as the terms in the actual executed documents.

Finally, the Management of Jayhawk Energy, Inc. acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further questions or comments.

Thank you in advance for your courtesies.

JAYHAWK ENERGY, INC.

//s/ Kelly J. Stopher

Kelly J. Stopher

Chief Financial Officer

Corporate Treasurer and Secretary

DISCUSSION EXAMPLE – Beneficial Ownership

(a)

Names of Certain Beneficial Owners as of September 30, 2014

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (8)
DIRECTORS AND EXECUTIVE OFFICERS
Common	Lindsay Gorrill, Director 611 E. Sherman Ave. Coeur d'Alene, ID 83814	27,026,112 (direct)(1)	26.41%(1)
Common	Kelly Stopher, Interim CEO/CFO 611 E. Sherman Ave., Coeur d’Alene, ID 83814	1,151,000 (direct)(2)	1.41% (2)
Common	Matthew Wayrynen, Director 570 Granville, Suite 900 Vancouver, BC V6C 3P1	466,583 (direct)(3)	0.58% (3)
Common	Tyrone Docherty, Director 4672 Kensington Place Delta, BC V4K 4W5	348,169 (4)	0.43%(4)
Common	Jeffrey Bright, Director 111 Edenstone View NW Calgary, AB T3A 3Z2	340,141(5)	0.42% (5)
Common	All directors and officers as a group	29,332,005	28.10%

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (6)
5% STOCKHOLDERS
Common	Lindsay Gorrill, Chairman and Director 611 E. Sherman Ave. Coeur d'Alene, ID 83814	27,026,112 (direct)(1)	26.41%(1)
Common	Galaxy Energy, Inc. 603 W. Main Stigler, OK 74462	20,000,000 (direct)(6)	19.93% (6)
Common	Alpha Capital Anstalt Pradafant 7, Furstentums 9490 vaduz, Liechtenstein	20,000,000 (direct)(7)	19.93% (7)

(1) Lindsay Gorrill beneficially owns 5,076,112 shares of common stock.  Pursuant to the terms of certain stock options held by Lindsay Gorrill, the amount of securities he beneficially owns may be increased by 1,950,000 shares. Pursuant to the terms of certain debt securities held by Lindsay Gorrill, the amount of securities he beneficially owns may also be increased by 20,000,000 shares.  The aggregate amount of securities he owns is a total of 27,026, 011.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014. Exercising of the options and debt securities held by Lindsay Gorrill in the beneficial ownership of 27,026,111 (shares beneficially owned) divided by 102,325,841 (total shares issued of 80,375,841 plus options exercisable of 1,950,000 plus certain debt securities convertible of 20,000,000) equals (=) 26.41% of Class.

(2) Kelly Stopher beneficially owns 1,000 shares of common stock.   Pursuant to the terms of certain stock options held by Kelly Stopher, the amount of securities he beneficially owns may be increased by 1,150,000 shares. The aggregate amount of securities he owns is a total of 1,151,000.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014. Exercising of the options held by Kelly Stopher results in the beneficial ownership of 1,151,000 (shares beneficially owned) divided by 81,525,841 (total shares issued of 80,375,841 plus options exercisable of 1,150,000) equals (=) 1.41% of Class.

(3) Matthew Wayrynen beneficially owns 166,583 shares of common stock.   Pursuant to the terms of certain stock options held by Matthew Wayrynen, the amount of securities he beneficially owns may be increased by 300,000 shares. The aggregate amount of securities he owns is a total of 466,483.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014. Exercising of the options held by Matthew Wayrynen results in the beneficial ownership of 466,483 (shares beneficially owned) divided by 80,675,841 (total shares issued of 80,375,841 plus options exercisable of 300,000) equals (=) 0.58% of Class.

(4) Tyrone Docherty beneficially owns 48,169 shares of common stock.   Pursuant to the terms of certain stock options held by Tyrone Docherty, the amount of securities he beneficially owns may be increased by 300,000 shares. The aggregate amount of securities he owns is a total of 348,169.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014. Exercising of the options held by Matthew Wayrynen results in the beneficial ownership of 348,169 (shares beneficially owned) divided by 80,675,841 (total shares issued of 80,375,841 plus options exercisable of 300,000) equals (=) 0.43% of Class.

(5) Jeffrey Bright beneficially owns 40,141 shares of common stock.   Pursuant to the terms of certain stock options held by Jeffrey Bright, the amount of securities he beneficially owns may be increased by 300,000 shares. The aggregate amount of securities he owns is a total of 341,141.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014. Exercising of the options held by Jeffrey Bright results in the beneficial ownership of 341,141 (shares beneficially owned) divided by 80,675,841 (total shares issued of 80,375,841 plus options exercisable of 300,000) equals (=) 0.42% of Class.

(6) Based on information available to the Company and pursuant to the terms of certain debt securities held by Galaxy Energy Inc., the amount of securities beneficially owned may also be increased by 20,000,000 shares.  The aggregate amount of securities owned is a total of 20,000, 000.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014.  Conversion of debt securities held by Galaxy Energy, Inc. in the beneficial ownership of 20,000,000 (shares beneficially owned) divided by 100,375,841 (total shares issued of 80,375,841 plus certain debt securities convertible of 20,000,000) equals (=) 19.93% of Class.

(7) Based on information available to the Company and pursuant to the terms of certain debt securities held by Alpha Capital Anstalt, the amount of securities beneficially owned may also be increased by 20,000,000 shares.  The aggregate amount of securities owned is a total of 20,000, 000.   The Percent of Class beneficially owned was calculated as follows:  The Company has issued 80,375,841 as of September 30, 2014.  Conversion of debt securities held by Alpha Capital Anstalt in the beneficial ownership of 20,000,000 (shares beneficially owned) divided by 100,375,841 (total shares issued of 80,375,841 plus certain debt securities convertible of 20,000,000) equals (=) 19.93% of Class.

(8) Pursuant to Rule 13d-3(d)(1)(i)  the percentage calculations use different totals of outstanding securities for the purpose of determining ownership.  Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 (a)   Names of Certain Beneficial Owners as of June 30, 2015

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (10)
Common	Scott Mahoney, Director 10119 W. Lariat Lane, Peoria, AZ 85383	119,024,159 (indirect)(1)(2)(3)(4)	59.51% (1) (2)(3)(4)
Common	Lindsay Gorrill, Director 611 E. Sherman Ave., Coeur d'Alene, ID 83814	5,350,483 (direct)(5)	2.68%(5)
Common	Kelly Stopher, CEO/CFO 611 E. Sherman Ave., Coeur d’Alene, ID 83814	275,371 (direct)(6)	0.14% (6)
Common	Matthew Wayrynen, Director 570 Granville, Suite 900 Vancouver, BC V6C 3P1	640,954 (direct)(7)	0.32% (7)
Common	Vast Exploration, LLC 10119 W. Lariat Lane, Peoria, AZ 85383	119,024,159 (direct)(2)(4)	59.51% (2) (4)
Common	Galaxy Energy, Inc. 603 W. Main, Stigler, OK 74462	274,371(8)(9)	0.14% (8)(9)

(1) Scott Mahoney, as the CEO and Managing Member of Vast Exploration, LLC is the natural person with voting and dispositive control over Vast Exploration, LLC and is deemed to be a beneficial owner.  Mr. Mahoney disclaims beneficial ownership of the Vast Exploration, LLC owned shares.

(2) Pursuant to the terms of certain debt securities held by Vast Exploration, LLC and the default interest accruing thereunder, the aggregate amount of securities beneficially owned by Vast Exploration, LLC may be increased by an additional 110,614,911 as of June 30, 2015, subject to an increase in the authorized capital of the Company.

(3) The nature of Scott Mahoney’s indirect beneficial ownership is due to Mr. Mahoney being the natural person with voting and dispositive control over Vast Exploration, LLC.

(4) Vast Exploration, LLC beneficially owns 118,749,788 shares of common stock and pursuant to the terms of certain debt securities held by Vast Exploration, LLC the aggregate amount of securities it beneficially owns may be increased by 117,004,107 shares for a total of 236,028,266 shares, subject to an increase in the authorized capital of the Company. The Percent of Class beneficially owned was calculated as follows: 118,749,788 (shares of common stock owned) plus (+) 274,371 (beneficial ownership based on conversion of derivative securities held up to the Company’s current authorized capital of 200,000,000) equals (=) 119,024,159 shares beneficially owned. 119,024,159 (shares beneficially owned) divided (/) by 200,000,000 (current authorized capital) equals (=) 59.51%.

(5) Lindsay Gorrill beneficially owns 5,076,112 shares of common stock and pursuant to the terms of certain stock options held by Lindsay Gorrill, the aggregate amount of securities he beneficially owns may be increased by 1,950,000 shares for a total of 7,026,112 shares, subject to an increase in the authorized shares of the Company. The Percent of Class beneficially owned was calculated as follows:  The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares.  Exercising of the options held by Lindsay Gorrill without an increase in authorization capital of the Company would result in the beneficial ownership of 5,350,483 (shares beneficially owned) divided by 200,000,000 (total authorized capital) equals (=) 2.68% of Class.

(6) Kelly Stopher beneficially owns 1,000 shares of common stock, and pursuant to the terms of certain stock options held by Kelly Stopher, the aggregate amount of securities he beneficially owns is may be increased by 1,150,000 shares for a total of 1,151,000 shares, subject to an increase in the authorized shares of the Company. The Percent of Class beneficially owned was calculated as follows:  The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares.  Exercising of the options held by Kelly Stopher without an increase in authorization capital of the Company would result in the beneficial ownership of 275,371 (shares beneficially owned) divided by 200,000,000 (total authorized capital) equals (=) 0.14% of Class.

(7) Matthew Wayrynen beneficially owns 366,583 shares of common stock and pursuant to the terms of certain stock options held by Matthew Wayrynen, the aggregate amount of securities he beneficially owns may be increased by 300,000 shares for a total of 666,583 shares, subject to an increase in the authorized shares of the Company. The Percent of Class beneficially owned was calculated as follows:  The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares.  Exercising of the options held by Matthew Wayrynen without an increase in authorization capital of the Company would result in the beneficial ownership of 640,954 (shares beneficially owned) divided by 200,000,000 (total authorized capital) equals (=) 0.32% of Class.

(8) Pursuant to the terms of certain debt securities held by Galaxy Energy, Inc., the aggregate amount of securities beneficially owned by Galaxy Energy, Inc. as of June 30, 2015 is 274,371, based upon the Company’s total authorized capital of 200,000,000. Subject to an increase in the authorized shares of the Company, the aggregate amount of securities beneficially owned by Galaxy Energy, Inc. may be increased by an additional 19,725,629 shares as of June 30, 2015.

(9) Pursuant to the terms of certain debt securities held by Galaxy Energy, Inc. the aggregate amount of securities it owns is 274,371 shares. Subject to an increase in the authorized capital of the Company, the aggregate amount of securities owned by Galaxy Energy, Inc. may be increased by 19,725,629 shares. The Percent of Class beneficially owned was calculated as follows: The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares. Conversion of the derivate securities held by Galaxy Energy, Inc., without an increase in the authorized capital of the Company, would result in the beneficial ownership of 274,371 shares. 274,371 (shares beneficially owned) divided (/) by 200,000,000 (total authorized capital) equals (=) 0.14% of Class.

(10) Pursuant to Rule 13d-3(d)(1)(i)  the percentage calculations use different totals of outstanding securities for the purpose of determining ownership.  Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)   Security Ownership of Management as of June 30, 2015

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (8)
Common	Scott Mahoney, Director 10119 W. Lariat Lane, Peoria, AZ 85383	119,024,159 (indirect)(1)(2)(3)(4)	59.51% (1)(2)(3)(4)
Common	Lindsay Gorrill, Director

611 E. Sherman Ave. Coeur d'Alene, ID 83814	5,350,483 (direct)(5)	2.68% (5)	Common
Kelly Stopher, CEO/CFO 611 E. Sherman Ave., Coeur d’Alene, ID 83814	275,371 (direct)(6)	0.14% (6)	Common
Matthew Wayrynen, Director 570 Granville, Suite 900 Vancouver, BC V6C 3P1	640,954 (direct)(7)	0.32% (7)	All Officers and Directors as a Group
125,290,967	62.65%

(1) Scott Mahoney, as the CEO and Managing Member of Vast Exploration, LLC is the natural person with voting and dispositive control over Vast Exploration, LLC and is deemed to be a beneficial owner.  Mr. Mahoney disclaims beneficial ownership of the Vast Exploration, LLC owned shares.

(2) Pursuant to the terms of certain debt securities held by Vast Exploration, LLC and the default interest accruing thereunder, the aggregate amount of securities beneficially owned by Vast Exploration, LLC may be increased by an additional 110,614,911 as of June 30, 2015, subject to an increase in the authorized capital of the Company.

(3) The nature of Scott Mahoney’s indirect beneficial ownership is due to Mr. Mahoney being the natural person with voting and dispositive control over Vast Exploration, LLC.

(4) Vast Exploration, LLC beneficially owns 118,749,788 shares of common stock and pursuant to the terms of certain debt securities held by Vast Exploration, LLC the aggregate amount of securities it beneficially owns may be increased by 117,004,107 shares for a total of 236,028,266 shares, subject to an increase in the authorized capital of the Company. The Percent of Class beneficially owned was calculated as follows: 118,749,788 (shares of common stock owned) plus (+) 274,371 (beneficial ownership based on conversion of derivative securities held up to the Company’s current authorized capital of 200,000,000) equals (=) 119,024,159 shares beneficially owned. 119,024,159 (shares beneficially owned) divided (/) by 200,000,000 (current authorized capital) equals (=) 59.51%.

(5) Lindsay Gorrill beneficially owns 5,076,112 shares of common stock and pursuant to the terms of certain stock options held by Lindsay Gorrill, the aggregate amount of securities he beneficially owns may be increased by 1,950,000 shares for a total of 7,026,112 shares, subject to an increase in the authorized shares of the Company. The Percent of Class beneficially owned was calculated as follows:  The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares.  Exercising of the options held by Lindsay Gorrill without an increase in authorization capital of the Company would result in the beneficial ownership of 5,350,483 (shares beneficially owned) divided by 200,000,000 (total authorized capital) equals (=) 2.68% of Class.

(6) Kelly Stopher beneficially owns 1,000 shares of common stock, and pursuant to the terms of certain stock options held by Kelly Stopher, the aggregate amount of securities he beneficially owns is may be increased by 1,150,000 shares for a total of 1,151,000, subject to an increase in the authorized shares of the Company. The Percent of Class beneficially owned was calculated as follows:  The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares.  Exercising of the options held by Kelly Stopher without an increase in authorization capital of the Company would result in the beneficial ownership of 275,371 (shares beneficially owned) divided by 200,000,000 (total authorized capital) equals (=) 0.14% of Class.

(7) Matthew Wayrynen beneficially owns 366,583 shares of common stock and pursuant to the terms of certain stock options held by Matthew Wayrynen, the aggregate amount of securities he beneficially owns may be increased by 300,000 shares for a total of 666,583 shares, subject to an increase in the authorized shares of the Company. The Percent of Class beneficially owned was calculated as follows:  The Company has issued 199,725,629 out of a total authorized capital amount of 200,000,000 leaving 274,371 unissued shares.  Exercising of the options held by Matthew Wayrynen without an increase in authorization capital of the Company would result in the beneficial ownership of 640,954 (shares beneficially owned) divided by 200,000,000 (total authorized capital) equals (=) 0.32% of Class.

(8) Pursuant to Rule 13d-3(d)(1)(i)  the percentage calculations use different totals of outstanding securities for the purpose of determining ownership.  Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Item 2.  Convertible Debentures – Summary of Convertible Debentures

Date (1)	Holder	Principal Amount
12/9/2009 (6)	Alpha Capital Anstalt	$159,253.00
12/9/2009 (6)	Ellis International Ltd.	33,333.33
12/9/2009 (6)	Lane Ventures	8,250.00
12/9/2009 (6)	Momona Capital	16,667.00
12/9/2009	Whalehaven Capital	82,500.00
	Total	$300,003.33

12/20/2009 (6)	Alpha Capital Anstalt	$315,747.00
12/20/2009 (6)	Ellis International Ltd.	66,666.67
12/20/2009 (6)	Lane Ventures	8,250.00
12/20/2009 (6)	Momona Capital	16,667.00
12/20/2009	Whalehaven Capital	167,500.00
	Total	$599,996.67

Date (2)	Holder	Principal Amount
4/21/2010 (6)	Alpha Capital Anstalt	$415,747.00
4/21/2010 (6)	Ellis International Ltd	134,170.00
4/21/2010 (6)	Lane Ventures	16,750.00
4/21/2010 (6)	Momona Capital	33,333.00
	Total	$600,000.00

(1)

On December 9, 2009 the Company entered into a Securities Purchase Agreement wherein the Company agreed to sell and the investors agreed to purchase up to $1.5 million of Convertible Debentures.  The aggregate $1.5 million was invested in stages.  The Company filed a Form 8-K December 14, 2009, regarding the first tranche of investments.  Proceeds from the second tranche, which closed on December 30, 2009, totaled $600,000.  That brought the total invested in the Offering to $900,000.  The Convertible Debentures provided for interest to be paid quarterly, at the rate of ten percent (10%) per annum, and were due two years from the date of the initial closing.

(2)

On April 19, 2010, disclosed via 8-K filed on April 20, 2010, the Company and the investors entered into an amendment to the Securities Purchase Agreement whereby the investors and the Company agreed to combine the third and fourth tranches into one final tranche and the investors agreed to waive certain conditions to closing the third tranche.  Proceeds from the third tranche totaled $600,000.  Upon the closing and funding of the third tranche the amount invested pursuant to this totaled $1,500,000.00 and concluded the funding of this offering.  The Convertible Debentures provide for interest to be paid quarterly, at the rate of ten percent (10%) per annum, and are due two years from the date of the initial closing.

Date (3)	Holder	Principal Amount
10/18/2010 (6)	Alpha Capital Anstalt	$200,000.00
10/18/2010 (6)	Ellis International Ltd	75,000.00
10/18/2010 (6)	Lane Ventures	20,000.00
10/18/2010 (6)	Momona Capital	30,000.00
10/18/2010	Whalehaven Capital	175,000.00
	Total	$500,000.00

(3)

On October 18, 2010, disclosed via 8-K filed October 19, 2010, the Company entered into a Securities Purchase Agreement with certain institutional investors wherein the Company agreed to sell and the purchasers agreed to purchase $500,000 of Secured Convertible Debentures.  The Debentures provided for interest to be paid quarterly, at the rate of 10% per annum, and were originally due two years from the date of the initial closing. The Debentures were secured by a lien on the Company’s assets, including its  properties in North Dakota but not including certain assets of the Company in Kansas.

Date (4)	Holder	Principal Amount
6/3/2014 (6)	Alpha Capital Anstalt	200,000.00
6/3/2014 (6)	Lindsay E. Gorrill	200,000.00
	Total	$400,000.00

(4)

On June 3, 2014, disclosed via 8-K filed June 9, 2014, the Company entered into Securities Purchase Agreements with an institutional investor, Alpha Capital Anstalt, and Lindsay E. Gorrill, an officer and director of the Company (each an “Investor” and together the “Investors”), wherein the Company agreed to sell and the Investors agreed to each purchase $200,000 of Secured Convertible Debentures.  The Debentures are due sixty (60) months from the date of closing.  The Debentures were secured by a security agreement granting the Investors a security interest in and to all of the Company’s assets located in the State of Kansas.  Additionally, each Investor will receive: 1) a Wastewater Disposal Fee; and 2) a Royalty Interest.

Date (5)	Holder	Principal Amount
6/6/14	Galaxy Energy, Inc.	$200,000.00
	Total	$200,000.00

(5)

On June 6, 2014, disclosed via 8-K filed June 9, 2014, the Company entered into a Securities Purchase Agreement with an accredited investor, Galaxy Energy, Inc., wherein the Company agreed to sell and the Investor agreed to purchase a $200,000 Secured Convertible Debenture.  The Debenture is due sixty (60) months from the date of closing.  The Debenture is secured by a security agreement granting the Investor a security interest in and to all of the Company’s assets located in the State of Kansas.  At closing, the Company will also enter into a Stock Pledge Agreement pledging to the Investor, as additional security, all of the Company’s right, title and interest in and to the capital stock of JayHawk Gas Transportation Corporation (a wholly owned subsidiary of the Company and the owner of the Company’s gas transmission pipeline in Kansas).  Additionally, the Investor will receive a Wastewater Disposal Fee.

(6)

On April 17, 2015, Vast Exploration, LLC acquired various outstanding Convertible Debentures from the holders of Convertible Debentures originally issued by the Company on or about December 9, 2009, December 20, 2009, April 21, 2010, October 18, 2010 and June 3, 2014.   For more information regarding the Convertible Debentures, please refer to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on December 14, 2009, December 31, 2009, April 20, 2010, October 19, 2010, February 17, 2012, April 24, 2013 and June 9, 2014.

On April 17, 2015, disclosed via 8-K filed on April 21, 2015, the Company entered into an Amendment to its outstanding Convertible Debentures with Vast Exploration, LLC and referenced herein above. Under the terms of the amendment the “Beneficial Ownership Limitation” provisions contained in each Convertible Debenture were deleted. The elimination of the Beneficial Ownership Limitation permits Vast Exploration, LLC to convert any or all of the outstanding Convertible Debentures into common shares at any time.  Vast Exploration, LLC filed its Schedule 13D, related to acquisition of the debentures on April 27, 2015.

Effective April 30, 2015, and disclosed via 8-K filed May 6, 2015, the Company entered into an Amendment to its outstanding Convertible Debentures with Vast Exploration, LLC relating to the convertible debentures originally issued by the Company on December 11, 2009, December 30, 2009, April 22, 2010 and October 18, 2010.  Pursuant to the terms of the amendment, the conversion price for all remaining balances owed under the listed debentures was reset to $.01 per share and certain “derivative provisions” contained within the debentures were eliminated.

On April 30, 2015, disclosed via 8-K filed May 6, 2015, Vast Exploration LLC gave notice to the Company that it was electing to convert four (4) of the debentures it acquired on April 17, 2015, the principal amounts and accrued interest thereon of which totaled $1,187,497.88, with said conversion resulting in a change in control of the Company.